Exhibit 99.1

Luckin Coffee Announces the Re-Appointment of Mr. Sean Shao as an Independent Director

BEIJING, September 2, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (the “Company”) (OTC:LKNCY) today announced the re-appointment of Mr. Sean Shao as an independent director to its Board of Directors (“Board”).The appointment was pursuant to the results of an extraordinary general meeting of shareholders (the “EGM”) held on September 2, 2020. The Board currently consists of four independent directors, namely Mr. Yang Cha, Mr. Wai Yuen Chong, Mr. Feng Liu and Mr. Sean Shao, and three management directors, namely Mr. Wenbao Cao, Mr. Jinyi Guo and Mr. Gang Wu.

Following the conclusion of the EGM, the Company held a Board meeting (the “Board Meeting”) on September 2, 2020. Pursuant to the results of the Board Meeting, the Nominating and Corporate Governance Committee of the Board currently consists of Mr. Yang Cha, Mr. Wai Yuen Chong and Mr. Jinyi Guo, with Mr. Wai Yuen Chong serving as its chairman; the Audit Committee of the Board currently consists of four independent directors, namely Mr. Yang Cha, Mr. Wai Yuen Chong, Mr. Feng Liu and Mr. Sean Shao, with Mr. Feng Liu serving as its chairman; and the Compensation Committee of the Board currently consists of Mr. Yang Cha, Mr. Jinyi Guo, Mr. Feng Liu, Mr. Sean Shao and Mr. Gang Wu, with Mr. Sean Shao serving as its chairman.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: +1 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com